UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):   **August 24, 2012**

DELMARVA POWER & LIGHT COMPANY
(Exact name of registrant as specified in its charter)

Delaware and Virginia	**001-01405**	**51-0084283**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

500 North Wakefield Drive, 2nd Floor, Newark, DE	**19702**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code	**(202) 872-2000**

Not Applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01   Other Events.

On August 24, 2012, Pepco Holdings, Inc. (PHI), on behalf of its subsidiaries, Potomac Electric Power Company (Pepco) and Delmarva Power & Light Company (DPL, and, together with PHI and Pepco, collectively, the Company), received notice that the board of PJM Interconnection, LLC (PJM) has terminated the Mid-Atlantic Power Pathway (MAPP) project and removed it from PJM's regional transmission expansion plan. The MAPP project was a proposed high-voltage 152-mile interstate transmission project designed to originate at the Possum Point substation in northern Virginia, traverse under the Chesapeake Bay, and end at the Indian River substation in Delaware.

PJM is the regional transmission organization that is responsible for planning the transmission grid and coordinating the movement of wholesale electricity within a region consisting of all or parts of 13 states and the District of Columbia, including the service territories of DPL. In 2007, PJM directed the Company to construct the MAPP project to address the reliability needs of the region's transmission system. However, in August 2011, PJM revised the in-service date of the MAPP project from June 1, 2015 to the 2019 to 2021 time period, but retained the project in its 2011 regional transmission expansion plan.

As a result of the most recent PJM decision, which was undertaken in connection with PJM's review of its 2012 regional transmission expansion plan, DPL intends to withdraw its pending application related to the MAPP project filed with the Maryland Public Service Commission. The Company is also in the process of re-evaluating its five-year capital expenditures plan, which included $205 million of MAPP-related expenditures for the period from 2012 to 2016. The Company anticipates that it will provide an update of its forecasted construction expenditures by the end of 2012.

As of June 30, 2012, total capital expenditures for the MAPP project were approximately $101 million. The Company intends to seek recovery of abandoned MAPP expenditures through a filing to be submitted to the Federal Energy Regulatory Commission (FERC). Consistent with the incentive previously granted to the MAPP project by FERC, the filing will request recovery of abandoned costs prudently incurred in connection with the project.

Forward-Looking Statements

Some of the statements contained in this Current Report on Form 8-K are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. These statements include declarations regarding DPL's intents, beliefs, estimates and current expectations. In some cases, forward-looking statements can be identified by terminology such as "may," "might," "will," "should," "could," "expects," "intends," "assumes," "seeks to," "plans," "anticipates," "believes," "projects," "estimates," "predicts," "potential," "future," "goal," "objective," or "continue" or the negative of such terms or other variations thereof or comparable terminology, or by discussions of strategy that involve risks and uncertainties. Forward-looking statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that may cause DPL's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Therefore, forward-looking statements are not guarantees or assurances of future performance, and actual results could differ materially from those indicated by the forward-looking statements.

The forward-looking statements contained herein are qualified in their entirety by reference to the following important factors, which are difficult to predict, contain uncertainties, are beyond DPL's control and may cause actual results to differ materially from those contained in forward-looking statements:

- Changes in governmental policies and regulatory actions affecting the energy industry, including allowed rates of return, industry and rate structure, acquisition and disposal of assets and facilities, operation and construction of transmission and distribution facilities and the recovery of purchased power expenses;

- The outcome of pending and future rate cases and other regulatory proceedings, including the possible disallowance of recovery of costs and expenses;

- The expenditures necessary to comply with regulatory requirements, including regulatory orders, and to implement reliability enhancement, emergency response and customer service improvement programs;

- Possible fines, penalties or other sanctions assessed by regulatory authorities against PHI's regulated utilities;

- The impact of adverse publicity and media exposure, which could render DPL vulnerable to increased regulatory oversight and negative customer perception;

- Weather conditions affecting usage and emergency restoration costs;

- Population growth rates and changes in demographic patterns;

- Changes in customer demand due to conservation measures and the use of more energy-efficient products;

- General economic conditions, including the impact of an economic downturn or recession on electricity and natural gas usage;

- Changes in and compliance with environmental and safety laws and policies;

- Changes in tax rates or policies;

- Changes in rates of inflation;

- Changes in accounting standards or practices;

- Unanticipated changes in operating expenses and capital expenditures;

- Rules and regulations imposed by federal and/or state regulatory commissions, PJM, the North American Electric Reliability Corporation and other applicable electric reliability organizations;

- Legal and administrative proceedings (whether civil or criminal) and settlements that affect DPL's business and profitability;

- Pace of entry into new markets;

- Interest rate fluctuations and the impact of credit and capital market conditions on the ability to obtain funding on favorable terms; and

- Effects of geopolitical events, including the threat of domestic terrorism.

These forward-looking statements are also qualified by, and should be read together with, the risk factors included in Part I, Item 1A. Risk Factors and other statements in DPL's annual report on Form 10-K for the year ended December 31, 2011, as amended to include the executive compensation and other information required by Part III of Form 10-K (which information originally had been omitted as permitted by that form), as filed with the Securities and Exchange Commission, and in DPL's quarterly reports on Form 10-Q for each of the quarters ended March 31 and June 30, 2012, and investors should refer to such risk factors and other statements in evaluating the forward-looking statements contained in this Current Report on Form 8-K.

Any forward-looking statements speak only as to the date of this Current Report on Form 8-K and DPL does not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date on which such statements are made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for DPL to predict all such factors, nor can they assess the impact of any such factor on their business or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. The foregoing factors should not be construed as exhaustive.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DELMARVA POWER & LIGHT COMPANY
(Registrant)

Date: August 27, 2012   /s/ FRED BOYLE

Name: Frederick J. Boyle
Title: Senior Vice President and Chief Financial Officer